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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 STELLENT, INC.
          (Name of Subject Company--Issuer and Filing Person--Offeror)

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
  ISSUED UNDER THE STELLENT, INC. 1994-1997 STOCK OPTION AND COMPENSATION PLAN;
              THE STELLENT, INC. 1999 EMPLOYEE STOCK OPTION PLAN;
 THE STELLENT, INC. 2000 EMPLOYEE STOCK INCENTIVE PLAN, AS AMENDED AND RESTATED;
                 OR THE STELLENT, INC. 2000 STOCK INCENTIVE PLAN
                         (Title of Class of Securities)

                                    85856W105
         (CUSIP Number of Class of Securities (Underlying Common Stock))

                                VERNON J. HANZLIK
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 STELLENT, INC.
                           7777 GOLDEN TRIANGLE DRIVE
                          EDEN PRAIRIE, MINNESOTA 55344
                            TELEPHONE: (952) 903-2000
             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 Filing Person)

                                   Copies to:
                                   KRIS SHARPE
                                 GORDON S. WEBER
                              JONATHAN R. ZIMMERMAN
                               FAEGRE & BENSON LLP
                             2200 WELLS FARGO CENTER
                             90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                            TELEPHONE: (612) 766-7000

                            CALCULATION OF FILING FEE

   Transaction Valuation*                             Amount of Filing Fee**

         $5,345,000                                       Previously Paid

* Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase shares of Common Stock of Stellent, Inc. having an aggregate value of approximately $5,345,000 as of November 29, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares subject to eligible options on November 29, 2002.

** In accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, the fee is calculated as the product of the transaction value multiplied by $92 per $1,000,000.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:     $491.74                 FILING PARTY: Stellent, Inc.

FORM OR REGISTRATION NO.:   5-43502                 DATE FILED: December 3, 2002

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTION TO WHICH THE STATEMENT RELATES:

[ ]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[X]  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.
Check the following box if the filing is a final amendment reporting the results of the tender [X]

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                             RESULTS OF TENDER OFFER

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission on December 3, 2002 (File No. 5-43502), by Stellent, Inc. The Schedule TO relates to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Stellent, Inc. Offer to Exchange Certain Outstanding Options Having and Exercise Price of $10.00 or More dated December 3, 2002. The sole purpose of this Amendment No. 1 is to report the results of the offer.

ITEM 4.           TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

     The offer under the Option Exchange Program expired at 11:00 p.m. Central Time on December 31, 2002, and all Eligible Options that were properly submitted for exchange were accepted by Stellent and cancelled effective December 31, 2002. All Ancillary Options were also cancelled effective December 31, 2002. Of the 292 employees who were eligible to participate, 213 participated. Eligible Participants who participated in the Option Exchange Program tendered Eligible Options and Ancillary Options to purchase an aggregate of 2,195,678 shares of Common Stock in exchange for promises to grant new options to purchase an aggregate of 699,985 shares of Common Stock. Subject to the terms and conditions of the Option Exchange Program, Stellent has reserved for award Replacement Options to purchase 699,985 shares of Common Stock in exchange for such cancelled options.




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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A (Amendment No. 1) is true, complete and correct.

Dated:  January 3, 2003

                                 STELLENT, INC.

                                 By: /s/ Vernon J. Hanzlik
                                    --------------------------------------------

                                    Name: Vernon J. Hanzlik
                                    Title: President and Chief Executive Officer





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